UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-419014

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J-Long Group Limited
(Registrant’s Name)

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Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of J-Long Group Limited (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders, dated June 20, 2025
99.2	Form of Proxy Card of Extraordinary General Meeting of Shareholders
99.3	Form of second amended and restated memorandum and articles of association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited
By:	/s/ Edwin Wong
Name:	Wong Edwin Chun Yin
Title:	Chief Executive Officer and Director

Date: June 20, 2025

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